FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Reports Third Quarter 2006 Financial Results

SHANGHAI, China, November 9, 2006 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the third quarter of 2006 ended September 30, 2006.

Third Quarter 2006 Financial Highlights:

● ● ● ● ●	Total revenues increased 12.5% over Q3 2005 to RMB180.8 million (US$22.9 million), in line with the Company’s guidance range of RMB173 to RMB183 million
 Gross margin improved to 56.2% compared with 54.7% in Q3 2005
 Net income increased 59.0% over Q3 2005 to RMB27.1 million (US$3.4 million)
 Fully diluted earnings per common share were RMB0.48 (US$0.12 per ADS)
 Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted fully diluted earnings per common share were RMB0.67 (US$0.17 per ADS), exceeding the
Company’s guidance range of RMB0.50 to RMB0.60

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “In the third quarter, we continued to execute our strategic plan of profitable growth. Driven by our ongoing efforts to increase efficiency and capitalize on economies of scale, we again achieved higher gross margin, which has improved approximately 750 basis points since the end of 2004. In addition, we are pleased that third quarter profitability exceeded our expectations despite increased spending related to sales and promotion activities and our new office facilities.”

“We pride ourselves on leading the Chinese HR services industry not only in terms of financial scale and geographic reach, but also in product breadth and service quality. We believe that the successful development of the industry will be driven by product improvement. We are pleased that feedback from corporate customers and job seekers continue to indicate that our services are generating superior results amongst the competition. We are focused on further differentiating and strengthening the value proposition of our services, which we believe will benefit our customers and shareholders over the longer term,” said Mr. Yan.

Third Quarter 2006 Unaudited Financial Results

Total revenues for the third quarter ended September 30, 2006 were RMB180.8 million (US$22.9 million), an increase of 12.5% from RMB160.8 million for the same quarter in 2005.

Print advertising revenues for the third quarter of 2006 increased 5.7% to RMB98.4 million (US$12.4 million) compared with RMB93.1 million for the same quarter in 2005. The increase was primarily due to a greater volume of advertisements in 51job Weekly and higher average revenue per page. The estimated number of print advertising pages generated in the third quarter of 2006 was 3,217 compared with 3,115 pages in the same quarter in 2005. Average revenue per page in the third quarter of 2006 increased 2.3% over the third quarter of 2005.

Online recruitment services revenues for the third quarter of 2006 were RMB57.6 million (US$7.3 million), representing a 29.6% growth from RMB44.4 million for the same quarter last year. The increase was principally attributable to growth in the number of employers using the Company’s online services. Unique employers using the Company’s online recruitment services increased to 44,969 in the third quarter of 2006 compared with 34,407 in the same period last year.

Executive search revenues for the third quarter of 2006 decreased 22.7% to RMB4.9 million (US$0.6 million) from RMB6.3 million for the same quarter last year due to fewer candidate assignments and fewer completed cases. For the third quarter of 2006, other human resource related revenues grew 18.2% to RMB20.0 million (US$2.5 million) from RMB16.9 million in the third quarter last year due to increased demand for corporate training and business process outsourcing services.

Gross profit for the third quarter of 2006 was RMB96.0 million (US$12.1 million), representing an increase of 15.9% from RMB82.9 million for the same quarter last year. Gross margin, which is equal to gross profit divided by net revenues, was 56.2% in the third quarter of 2006 compared with 54.7% in the same quarter in 2005. The increase in gross margin was mainly due to greater economies of scale and increased revenue contribution from the online services business, which were partially offset by higher share-based compensation expenses.

Operating expenses for the third quarter of 2006 were RMB65.2 million (US$8.2 million) compared with RMB53.0 million for the same period last year. Operating expenses as a percentage of net revenues was 38.2% for the third quarter of 2006 compared with 35.0% for the third quarter of 2005. Excluding share-based compensation expenses, operating expenses as a percentage of net revenues was 34.5% for the third quarter of 2006 compared with 32.8% for the third quarter of 2005.

Sales and marketing expenses for the third quarter of 2006 were RMB35.5 million (US$4.5 million) compared with RMB27.9 million for the same quarter in 2005 mainly due to an increase in employee salaries and benefits, higher advertising and promotion expenses, and greater share-based compensation expenses.

General and administrative expenses for the third quarter of 2006 increased to RMB29.6 million (US$3.7 million) from RMB25.1 million in the third quarter last year primarily as a result of increased share-based compensation expense, additional depreciation and moving expenses related to the Company’s new Zhangjiang corporate offices and recently purchased Shanghai sales office, and higher professional services fees.

Income from operations for the third quarter of 2006 was RMB30.8 million (US$3.9 million) compared with RMB29.8 million for the same period last year. The Company’s effective tax rate for the third quarter of 2006 decreased to 20.4% from 31.7% in the third quarter of 2005 due to tax exemptions obtained for certain Company entities in China.

Net income for the third quarter of 2006 increased 59.0% to RMB27.1 million (US$3.4 million) from RMB17.0 million for the same period in 2005. Fully diluted earnings per common share for the third quarter of 2006 were RMB0.48 (US$0.06) compared with RMB0.30 for the same quarter in 2005. Fully diluted earnings per ADS for the third quarter of 2006 were RMB0.96 (US$0.12) compared with RMB0.59 in the third quarter of 2005.

On January 1, 2006, the Company adopted SFAS No. 123R, which requires companies to measure compensation expense for all share-based payments, including employee stock options, at fair value. The Company recognized total share-based compensation of RMB7.5 million (US$0.9 million) in the third quarter of 2006 compared with RMB3.6 million in the third quarter of 2005 under the previous accounting treatment. Effective from January 1, 2006, the Company has changed its presentation of share-based compensation expense in its statements of operations and has reclassified the expense to cost of services, sales and marketing expenses, and general and administrative expenses.

In the third quarter of 2006, the Company recognized a foreign currency translation loss of RMB3.1 million (US$0.4 million) compared with a translation loss of RMB10.6 million in the third quarter of 2005 resulting from an appreciation of the Renminbi against the U.S. dollar.

Excluding share-based compensation and foreign currency translation loss which had no impact on the Company’s cash earnings, non-GAAP adjusted net income for the third quarter of 2006 was RMB37.6 million (US$4.8 million), a 21.0% increase from RMB31.1 million for the third quarter of 2005. Non-GAAP adjusted fully diluted earnings per common share were RMB0.67 (US$0.08) in the third quarter of 2006 compared with RMB0.54 in the third quarter of 2005. Non-GAAP adjusted fully diluted earnings per ADS in the third quarter of 2006 were RMB1.33 (US$0.17) compared with RMB1.09 in the third quarter of 2005.

Nine Months 2006 Unaudited Financial Results

Total revenues for the nine months ended September 30, 2006 were RMB526.7 million (US$66.6 million), an increase of 16.8% from RMB450.9 million in the comparable period in 2005. Income from operations for the nine months ended September 30, 2006 increased 67.4% to RMB94.2 million (US$11.9 million) from RMB56.3 million for the same period last year.

Net income for the nine months of 2006 increased 89.0% to RMB79.5 million (US$10.1 million) compared with RMB42.1 million for the same period in 2005. Fully diluted earnings per common share for the nine months of 2006 increased to RMB1.41 (US$0.18) from RMB0.73 in the comparable period in 2005. Fully diluted earnings per ADS for the nine months of 2006 were RMB2.82 (US$0.36) compared with RMB1.47 in the same period in 2005.

Excluding share-based compensation and foreign currency translation loss, non-GAAP adjusted net income for the nine months ended September 30, 2006 increased 68.0% to RMB106.8 million (US$13.5 million) from RMB63.6 million for the nine months ended September 30, 2005. Non-GAAP adjusted fully diluted earnings per common share were RMB1.89 (US$0.24) for the nine months ended September 30, 2006 compared with RMB1.11 in the same period in 2005. Non-GAAP adjusted fully diluted earnings per ADS in the first nine months of 2006 were RMB3.79 (US$0.48) compared with RMB2.22 in the same period in 2005.

As of September 30, 2006, the Company’s cash balance was RMB825.9 million (US$104.5 million) compared with RMB830.6 million at December 31, 2005 and RMB812.5 million at June 30, 2006.

Business Outlook

For the fourth quarter of 2006, based on current operating conditions and seasonal patterns, the Company’s revenue target is in the range of RMB165 to RMB175 million (US$20.9 to US$22.1 million). Excluding share-based compensation expense and any foreign currency translation losses or gains, the Company’s non-GAAP fully diluted earnings target for the fourth quarter of 2006 is in the range of RMB0.40 to RMB0.50 per common share (US$0.10 to US$0.13 per ADS). The Company expects aggregate share-based compensation expense in the fourth quarter of 2006 to be approximately RMB8 million.

Other Company News

In mid-September, the Company completed the move of its principal executive offices to a new office complex located in Shanghai’s New Pudong Area of Zhangjiang. The Company’s new corporate address is Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China.

In September, the Company changed its newspaper contractor to Human Resource News in the city of Changsha. There was no interruption in the printing and distribution of 51job Weekly in Changsha during the transition.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB7.9040 to US$1.00, the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of September 29, 2006.

Conference Call Information

Management of 51job will host a conference call at 8:00 p.m. Eastern Time on November 9, 2006 (9:00 a.m. Shanghai / Hong Kong time zone on November 10, 2006) to discuss third quarter 2006 results. The call will be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register and download and install any necessary audio software. Participants may also dial into the teleconference at +1-800-263-8506 (+1-719-457-2681 for international callers) and provide the passcode 2421126. An audio replay of the conference call will be available three hours after completion through November 16, 2006, by dialing +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 2421126.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 25 cities operating 23 local editions of 51job Weekly and Hong Kong.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of adjusted net income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense and foreign currency translation gain or loss. The Company believes excluding stock-based compensation from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is unrelated to the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

Safe Harbor Statement

Statements in this release regarding targets for the fourth quarter of 2006, future business and operating results constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the fourth quarter of 2006; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the fourth quarter of 2006 or as a result of new information, future events or otherwise.

- Financial tables to follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	September 30, 2005	September 30, 2006	September 30, 2006
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)

Revenues:
Print advertising	93,099,031	98,399,311	12,449,306
Online recruitment services	44,443,053	57,591,608	7,286,388
Executive search	6,326,391	4,887,422	618,348
Other human resource related revenues	16,883,951	19,959,081	2,525,187
Total revenues	160,752,426	180,837,422	22,879,229
Less: Business and related tax	(9,162,446)	(9,988,023)	(1,263,667)
Net revenues	151,589,980	170,849,399	21,615,562
Cost of services (Note 2)	(68,736,494)	(74,847,284)	(9,469,545)
Gross profit	82,853,486	96,002,115	12,146,017

Operating expenses:
Sales and marketing (Note 3)	(27,933,160)	(35,539,657)	(4,496,414)
General and administrative (Note 4)	(25,072,943)	(29,639,979)	(3,749,997)
Total operating expenses	(53,006,103)	(65,179,636)	(8,246,411)
Income from operations	29,847,383	30,822,479	3,899,606
Loss from foreign currency translation	(10,596,968)	(3,108,767)	(393,316)
Interest and investment income	5,562,566	5,491,693	694,799
Other income	127,921	821,111	103,886
Income before provision for income tax	24,940,902	34,026,516	4,304,975
Income tax expense	(7,910,392)	(6,945,105)	(878,682)
Net income	17,030,510	27,081,411	3,426,293

Earnings per share:
Basic	0.31	0.49	0.06
Diluted	0.30	0.48	0.06

Earnings per ADS (Note 5):
Basic	0.61	0.98	0.12
Diluted	0.59	0.96	0.12

Weighted average number of common shares outstanding:
Basic	55,715,513	55,545,311	55,545,311
Diluted	57,281,182	56,424,919	56,424,919

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.9040 on September 29, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB360,531 and RMB1,193,812 (US$151,039) for the three months ended September 30, 2005 and 2006, respectively.

3.	Includes share-based compensation expense of RMB363,072 and RMB1,026,250 (US$129,839) for the three months ended September 30, 2005 and 2006, respectively.

4.	Includes share-based compensation expense of RMB2,874,373 and RMB5,231,229 (US$661,846) for the three months ended September 30, 2005 and 2006, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations

	For the Nine Months Ended
	September 30, 2005	September 30, 2006	September 30, 2006
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)

Revenues:
Print advertising	277,291,885	302,115,742	38,223,145
Online recruitment services	115,112,686	161,177,836	20,391,933
Executive search	20,319,387	14,487,405	1,832,921
Other human resource related revenues	38,138,096	48,960,995	6,194,458
Total revenues	450,862,054	526,741,978	66,642,457
Less: Business and related tax	(25,670,058)	(29,087,644)	(3,680,117)
Net revenues	425,191,996	497,654,334	62,962,340
Cost of services (Note 2)	(206,990,934)	(219,759,115)	(27,803,532)
Gross profit	218,201,062	277,895,219	35,158,808

Operating expenses:
Sales and marketing (Note 3)	(87,354,189)	(95,549,878)	(12,088,800)
General and administrative (Note 4)	(74,541,108)	(88,103,540)	(11,146,703)
Total operating expenses	(161,895,297)	(183,653,418)	(23,235,503)
Income from operations	56,305,765	94,241,801	11,923,305
Loss from foreign currency translation	(10,631,086)	(5,980,205)	(756,605)
Interest and investment income	15,233,614	15,041,269	1,902,994
Other income	581,394	854,818	108,150
Income before provision for income tax	61,489,687	104,157,683	13,177,844
Income tax expense	(19,392,203)	(24,610,476)	(3,113,674)
Net income	42,097,484	79,547,207	10,064,170

Earnings per share:
Basic	0.76	1.44	0.18
Diluted	0.73	1.41	0.18

Earnings per ADS (Note 5):
Basic	1.51	2.88	0.36
Diluted	1.47	2.82	0.36

Weighted average number of common shares outstanding:
Basic	55,710,597	55,204,867	55,204,867
Diluted	57,434,151	56,395,157	56,395,157

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.9040 on September 29, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB1,150,713 and RMB3,420,165 (US$432,713) for the nine months ended September 30, 2005 and 2006, respectively.

3.	Includes share-based compensation expense of RMB1,101,650 and RMB2,940,111 (US$371,978) for the nine months ended September 30, 2005 and 2006, respectively.

4.	Includes share-based compensation expense of RMB8,776,552 and RMB14,987,012 (US$1,896,130) for the nine months ended September 30, 2005 and 2006, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	September 30, 2005	September 30, 2006	September 30, 2006
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	24,940,902	34,026,516	4,304,974
Add back: Share-based compensation expense	3,597,976	7,451,291	942,724
Add back: Loss from foreign currency translation	10,596,968	3,108,767	393,316
Non-GAAP income before provision for income tax	39,135,846	44,586,574	5,641,014
Non-GAAP income tax expense	(8,046,624)	(6,971,407)	(882,010)
Non-GAAP adjusted net income	31,089,222	37,615,167	4,759,004

Non-GAAP adjusted earnings per share:
Basic	0.56	0.68	0.09
Diluted	0.54	0.67	0.08

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	1.12	1.35	0.17
Diluted	1.09	1.33	0.17

Weighted average number of common shares outstanding:
Basic	55,715,513	55,545,311	55,545,311
Diluted	57,281,182	56,424,919	56,424,919

	For the Nine Months Ended
	September 30, 2005	September 30, 2006	September 30, 2006
	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	61,489,687	104,157,683	13,177,845
Add back: Share-based compensation expense	11,028,915	21,347,288	2,700,821
Add back: Loss from foreign currency translation	10,631,086	5,980,205	756,605
Non-GAAP income before provision for income tax	83,149,688	131,485,176	16,635,271
Non-GAAP income tax expense	(19,538,670)	(24,637,117)	(3,117,045)
Non-GAAP adjusted net income	63,611,018	106,848,059	13,518,226

Non-GAAP adjusted earnings per share:
Basic	1.14	1.94	0.25
Diluted	1.11	1.89	0.24

Non-GAAP adjusted earnings per ADS (Note 2):
Basic	2.28	3.87	0.49
Diluted	2.22	3.79	0.48

Weighted average number of common shares outstanding:
Basic	55,710,597	55,204,867	55,204,867
Diluted	57,434,151	56,395,157	56,395,157

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.9040 on September 29, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	December 31,	September 30,	September 30,
	2005	2006	2006
	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS

Current assets:
Cash	830,633,550	825,883,936	104,489,364
Short-term investments	10,554,529	—	—
Accounts receivable (net of allowance of RMB2,860,275 and RMB3,042,077 as of December 31, 2005 and September 30, 2006, respectively)	22,222,865	37,568,123	4,753,052
Prepayments and other current assets	23,265,437	19,333,550	2,446,046
Deferred tax assets, current	5,867,820	5,743,677	726,680
Total current assets	892,544,201	888,529,286	112,415,142
Property and equipment	32,357,875	195,012,827	24,672,675
Intangible assets	11,380,835	9,922,427	1,255,368
Other long-term assets	26,724,335	3,304,370	418,064
Deferred tax assets, non-current	412,314	404,696	51,201
Total assets	963,419,560	1,097,173,606	138,812,450
LIABILITIES

Current liabilities:
Accounts payable	7,358,046	13,570,160	1,716,872
Due to related parties	1,505,515	599,187	75,808
Salary and employee related accrual	19,339,789	19,750,222	2,498,763
Taxes payable	23,201,967	24,694,952	3,124,361
Advance from customers	40,619,516	57,950,278	7,331,766
Other payables and accruals	17,515,264	19,338,572	2,446,682
Total current liabilities	109,540,097	135,903,371	17,194,252
Deferred tax liability, non-current	—	84,667	10,712
Total liabilities	109,540,097	135,988,038	17,204,964
Commitments and contingencies	—	—	—

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 54,876,079 and 56,022,624 shares issued and outstanding as of December 31, 2005 and September 30, 2006, respectively)	45,451	46,359	5,865
Additional paid-in capital	848,423,068	852,514,797	107,858,654
Deferred share-based compensation	(23,141,471)	—	—
Statutory reserves	3,680,707	3,680,707	465,676
Other comprehensive gain (loss)	(318,174)	206,617	26,141
Retained earnings	25,189,882	104,737,088	13,251,150
Total shareholders’ equity	853,879,463	961,185,568	121,607,486
Total liabilities and shareholders’ equity	963,419,560	1,097,173,606	138,812,450

Note 1:
The conversion of RMB amounts into USD amounts is based on
the noon buying rate of USD1.00=RMB7.9040 on September 29,
2006 in The City of New York for cable transfers of RMB as
certified for customs purposes by the Federal Reserve Bank
of New York.